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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number                 000-30903

Virage, Inc.

(Exact name of registrant as specified in its charter)

411 Borel Road, 100 South, San Mateo, CA 94402-3116, (650) 573-3210

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certificate or notice date:                 One

Effective as of September 2, 2003, the Registrant was acquired by Autonomy Corporation plc., a corporation formed under the laws of England and Wales (“Autonomy”), by way of a merger (the “Merger”) in which Violet Merger Sub, Inc., a Delaware corporation formed solely to effect the Merger and wholly owned subsidiary of Autonomy (“Merger Sub”), merged with and into Registrant and the separate corporate existence of Merger Sub ceased to exist. In connection with the Merger, a cash payment of $1.10 was exchanged for each share of common stock of the Registrant outstanding immediately prior to the consummation of the Merger and Autonomy assumed all of the Registrant’s stock options outstanding at the effective date of the Merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Virage, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 4, 2003	By:	/s/ ANDREW M. KANTER
Andrew M. Kanter Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.